                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                              Shop At Home, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   825066301
                   -----------------------------------------
                                (CUSIP Number)


                                 June 30, 2000
              ----------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  825066301                 13G                 Page 2 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Name HFTP Investment L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Delaware limited liability company
         U.S.A.
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     5           0
     NUMBER OF     -----------------------------------------------------------
                         SHARED VOTING POWER
      SHARES             1,000 shares of Series B Convertible Preferred Stock
                         (convertible into 2,470,004 shares of Common
   BENEFICIALLY      6   Stock)/1/ /2/
                         Warrants to purchase shares of Common Stock
     OWNED BY            (exercisable into 1,000,000 shares of Common Stock)/2/

       EACH        -----------------------------------------------------------
                         SOLE DISPOSITIVE POWER
    REPORTING        7            0

      PERSON
                   -----------------------------------------------------------
       WITH              SHARED DISPOSITIVE POWER
                     8   See Row 6 above.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
      CERTAIN SHARES*/2/
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12           OO
------------------------------------------------------------------------------



/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 3 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name  Promethean Asset Management, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    1,000 shares of Series B Convertible Preferred Stock
                          (convertible into 2,470,004 shares of Common
     OWNED BY             Stock)/1/ /2/
                          Warrants to purchase shares of Common Stock
       EACH               (exercisable into 1,000,000 shares of Common
                          Stock)/2/
    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7
                          0
       WITH
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10    SHARES/2/ (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of
      June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO; HC
------------------------------------------------------------------------------

/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 4 of 16 Pages


--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name James F. O'Brien, Jr.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen
      U.S.A.
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                                 0
     NUMBER OF
                  --------------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     6
   BENEFICIALLY           1,000 shares of Series B Convertible Preferred Stock
                          (convertible into 2,470,004 shares of Common
     OWNED BY             Stock)/1/ /2/
                          Warrants to purchase shares of Common Stock
       EACH               (exercisable into 1,000,000 shares of Common
                          Stock)/2/
    REPORTING     --------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7
                                  0
       WITH
                  --------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN; HC
--------------------------------------------------------------------------------



/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 5 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Promethean Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      New York limited liability company
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,000 shares of Series B Convertible Preferred Stock
     OWNED BY             (convertible into 2,470,004 shares of Common
                          Stock)/1/ /2/
       EACH               Warrants to purchase shares of Common Stock
                          (exercisable into 1,000,000 shares of Common
    REPORTING             Stock)/2/
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH                      0

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                        OO; HC
------------------------------------------------------------------------------


/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 6 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Name HFTP Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                                0

     NUMBER OF     -----------------------------------------------------------
                          SHARED VOTING POWER
      SHARES         6
                          1,000 shares of Series B Convertible Preferred Stock
   BENEFICIALLY           (convertible into 2,470,004 shares of Common
                          Stock)/1/ /2/
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,000,000 shares of Common
       EACH               Stock)/2/
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7
      PERSON                   0

      WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                            OO; HC

------------------------------------------------------------------------------


/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 7 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Name Heracles Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands corporation
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                                0

     NUMBER OF     -----------------------------------------------------------
                          SHARED VOTING POWER
      SHARES         6
                          1,000 shares of Series B Convertible Preferred Stock
   BENEFICIALLY           (convertible into 2,470,004 shares of Common
                          Stock)/1/ /2/
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,000,000 shares of Common
       EACH               Stock)/2/
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7
      PERSON                   0

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                        CO; HC

------------------------------------------------------------------------------



/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 8 of 16 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Promethean Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
                                0

     NUMBER OF     -----------------------------------------------------------
                          SHARED VOTING POWER
      SHARES         6
                          1,000 shares of Series B Convertible Preferred Stock
   BENEFICIALLY           (convertible into 2,470,004 shares of Common
                          Stock)/1/ /2/
     OWNED BY             Warrants to purchase shares of Common Stock
                          (exercisable into 1,000,000 shares of Common
       EACH               Stock)/2/
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7
      PERSON                   0

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                         OO; HC
------------------------------------------------------------------------------


/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 9 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Themis Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,000 shares of Series B Convertible Preferred Stock
     OWNED BY             (convertible into 2,470,004 shares of Common
                          Stock)/1/ /2/
       EACH               Warrants to purchase shares of Common Stock
                          (exercisable into 1,000,000 shares of Common
    REPORTING             Stock)/2/
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH                        0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO; HC
------------------------------------------------------------------------------



/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 10 of 16 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Name Themis Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,000 shares of Series B Convertible Preferred Stock
     OWNED BY             (convertible into 2,470,004 shares of Common
                          Stock)/1/ /2/
       EACH               Warrants to purchase shares of Common Stock
                          (exercisable into 1,000,000 shares of Common
    REPORTING             Stock)/2/
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH                        0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/2/
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN; HC
------------------------------------------------------------------------------



/1/The Series B Convertible Preferred Stock also accrues dividends at a rate of 6.0% per annum, payable semiannually for the first year and quarterly thereafter in cash or Common Stock, at the discretion of the Issuer.

/2/See Footnote 2 in Item 4.

  CUSIP NO.  825066301                 13G                 Page 11 of 16 Pages


Item 1(a) Name of Issuer:   SHOP AT HOME, INC.

     1(b) Address of Issuer's Principal Executive Offices:

                    Shop At Home, Inc.
                    5388 Hickory Hollow Parkway
                    Antioch, Tennessee 37013

Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship
                    HFTP Investment L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Promethean Asset Management, L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    James F. O'Brien, Jr.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    U.S. Citizen

                    Promethean Investment Group, L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    New York limited liability company

                    HFTP Managers LLC
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Heracles Fund
                    c/o Promethean Asset Management, L.L.C.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Cayman Island corporation

  CUSIP NO.  825066301                 13G                 Page 12 of 16 Pages



                    Promethean Managers LLC
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Themis Managers LLC
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited liability company

                    Themis Partners L.P.
                    750 Lexington Avenue, 22/nd/ Floor
                    New York, New York 10022
                    Delaware limited partnership

     2(d) Title of Class of Securities:

                    Common Stock, par value $0.0025 per share

     2(e) CUSIP Number:        8250066301.


Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [__]  Broker or dealer registered under Section 15 of the Exchange
                Act;

     (b)  [__]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [__]  Insurance company as defined in Section 3(a)(19) of the Exchange
                Act;

     (d)  [__]  Investment company registered under Section 8 of the Investment
                Company Act;

     (e)  [__]  An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)  [__]  An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)  [__]  A parent holding company or control person in accordance with
                Rule 13d-1(b)(ii)(G);

  CUSIP NO.  825066301                 13G                 Page 13 of 16 Pages


     (h)  [__]  A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

     (i)  [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4    Ownership:

HFTP INVESTMENT L.L.C.
PROMETHEAN ASSET MANAGEMENT, L.L.C.
JAMES F. O'BRIEN, JR.
PROMETHEAN INVESTMENT GROUP, L.L.C.
HFTP MANAGERS LLC
HERACLES FUND
PROMETHEAN MANAGERS LLC
THEMIS MANAGERS LLC
THEMIS PARTNERS L.P.

     (a)  Amount beneficially owned:

1,000 shares of Series B Convertible Preferred Stock (convertible into 2,470,004 shares of Common Stock)/2/

Warrants to purchase shares of Common Stock (exercisable into 1,000,000 shares of Common Stock)/2/

     (b)  Percent of Class:

Approximately 9.99% as of the date of filing of this statement. (Based on 31,264,772 shares of Common Stock issued and outstanding as of June 30, 2000, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in item (a) above.)

------------------------                                 ----------------------
  CUSIP NO.  825066301                 13G                 Page 14 of 16 Pages
------------------------                                 ----------------------


     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                    0

          (ii)  shared power to vote or to direct the vote:

                See item (a) above.

          (iii) sole power to dispose or to direct the disposition of:

                    0

          (iv)  shared power to dispose or to direct the disposition of:

                See item (a) above.


/2/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the conversion of 1,000 shares of the Series B Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including June 30, 2003 (subject to extension under certain circumstances) into shares of the Company's Common Stock (the "Common Stock") at the conversion price described below, and (ii) the exercise by the Reporting Persons at anytime prior to and including June 30, 2003 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 1,000,000 shares of Common Stock. The number of shares of Common Stock into which the Preferred Shares are convertible as of July 9, 2000 is based on a Conversion Price of $3.9375 as calculated below. Subject to certain limitations, including the limitation on beneficial ownership referred to in the last paragraph of this footnote 2, each Preferred Share shall convert into that number of shares of Common Stock equal to $10,000 (plus accrued and unpaid dividends) divided by the Conversion Price. As of July 9, 2000, the Preferred Shares (excluding accrued dividends) were convertible into 2,470,004 shares of Common Stock. The exercise price of the Warrants is $5.000 (subject to adjustment after one year and to prevent dilution). The Preferred Shares and the Warrants were issued on June 30, 2000.

The Conversion Price for the Preferred Shares (the "Conversion Price") as of any conversion date or other date of determination is equal to the product of (i) the conversion percentage (as discussed below) and (ii) the lowest closing bid price for the Common Stock on its principal market ("Closing Bid Price") during the four (4) consecutive trading days ending on and including the date of determination; provided that in no event shall the Conversion Price exceed $12 (subject to adjustment to prevent dilution). As a result, as the Closing Bid Price of the Common Stock fluctuates, the number of shares of Common Stock which the holders of the Preferred Shares may

------------------------                                 ----------------------
  CUSIP NO.  825066301                 13G                 Page 15 of 16 Pages
------------------------                                 ----------------------


be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares. The conversion percentage on the issuance date of the Preferred Shares is equal to 100% and then decreases permanently one percentage point on the first day of every calendar month beginning on and following August 1, 2000, provided that the conversion percentage will never be less than 88%.

The Preferred Shares accrue dividends at the rate of 6% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company (with certain exceptions) semi-annually during the first year and quarterly thereafter. If the Company meets the necessary requirements and elects to pay dividends in shares of Common Stock, the conversion price for such dividends would be equal to 95% of the arithmetic average of the closing sale prices of the Common Stock on its principal market during the five (5) consecutive trading days immediately preceding the dividend date. As of the date of this 13G, the Preferred Shares had accrued dividends of approximately $16,438.

Pursuant to the terms of the Preferred Shares the Company will not be required to issue more than approximately 3,126,476 shares of Common Stock to the Reporting Persons upon conversion of the Preferred Shares or exercise of the Warrants (the "Exchange Cap") until the earlier of the date the Company receives shareholder approval for issuance of the Common Stock upon the conversion of the Preferred Shares and the exercise of the Warrants and the date such issuance would not violate the rules of the principal securities market or exchange on which the Common Stock is designated or listed.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934. Due to the foregoing limitation, the number of shares of Common Stock reported in this 13G as acquirable upon conversion of the Preferred Shares does not include 69,679 shares of Common Stock which, absent such limitation, the Reporting Persons would have the right to acquire upon conversion of the Preferred Shares as of July 10, 2000.

Item 5    Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8    Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9    Notice of Dissolution of Group:

Not Applicable.
                                 Page 15 of 16

----------------------                                     -------------------
  CUSIP NO.  825066301                 13G                 Page 16 of 16 Pages
----------------------                                     -------------------


Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10/th/ day of July, 2000

/s/ James F. O'Brien, Jr.                HERACLES FUND
-----------------------------------
James F. O'Brien, Jr.                    By:  Promethean Investment Group, L.L.C.
                                         Its: Investment Advisor
HFTP INVESTMENT L.L.C.
                                         By:  /s/ James F. O'Brien, Jr.
By:  Promethean Asset Management, L.L.C. ---------------------------------
Its: Investment Manager                       Name: James F. O'Brien, Jr.
                                              Title: Managing Member

By:  /s/ James F. O'Brien, Jr.
     ------------------------------      PROMETHEAN MANAGERS LLC
     Name: James F. O'Brien, Jr.
     Title: Managing Member              By: /s/ James F. O'Brien, Jr.
                                         ---------------------------------
                                             Name: James F. O'Brien, Jr.
PROMETHEAN ASSET                             Title: Managing Member
   MANAGEMENT, L.L.C.

By: /s/ James F. O'Brien, Jr.
    -------------------------------      THEMIS MANAGERS LLC
    Name: James F. O'Brien, Jr.
    Title: Managing Member               By:  Promethean Managers LLC
                                         Its: Managing Member
PROMETHEAN INVESTMENT
   GROUP, L.L.C.                         By: /s/ James F. O'Brien, Jr.
                                             -----------------------------
By: /s/ James F. O'Brien, Jr.                Name:  James F. O'Brien, Jr.
   --------------------------------          Title: Managing Member
   Name:  James F. O'Brien, Jr.
   Title: Managing Member
                                         THEMIS PARTNERS L.P.
HFTP MANAGERS LLC
                                         By:  Themis Managers LLC
By:  Promethean Asset Management, L.L.C. Its: General Partner
Its: Managing Member                     By: Promethean Managers LLC
                                         Its: Managing Member
By: /s/ James F. O'Brien, Jr.
   --------------------------------      By: /s/ James F. Brien, Jr.
   Name:  James F. O'Brien, Jr.              -----------------------------
   Title: Managing Member                    Name:  James F. O'Brien, Jr.
                                             Title: Managing Member

                                 Page 16 of 16